UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2 - Stichting Gemeenschappelijk Bezit LTC)

(Amendment No. 10 – Arch Hill Capital N.V.)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H.H. van Andel

Parkweg 2

2585 JJ’s-Gravenhage

The Netherlands

Telephone: 011 31 70 354 6818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for Stichting’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 232,229,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 232,229,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 232,229,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 79.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 225,637,589 9. Sole Dispositive Power 0 10. Shared Dispositive Power 225,637,589

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 225,637,589
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 77.5%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 2 to the Schedule 13D (the “Stichting GAIA Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”), and Amendment No. 10 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC (together, the “Schedule 13Ds”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby Amended and Supplemented to add the following:

On May 11, 2005, the Issuer and Stichting LTC entered into an agreement amending the terms of the Series B Units held by Stichting LTC as described herein (the “Amendment”). For a further description of the transaction, see Items 4 and 6.

Item 4.	Purpose of Transaction

Item 4 is hereby Amended and Supplemented to add the following:

(a), (b), (d) and (e). Stichting LTC is controlled by Arch Hill Capital. On May 11, 2005, the Issuer and Stichting LTC entered into an agreement amending the terms of the Series B Units held by Stichting LTC as described herein.

Stichting LTC and Arch Hill Capital have no plans or proposals which relate to Items 4 (c) or Items 4 (f) through (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby Amended and Supplemented to add the following:

(a)	After the Amendment Arch Hill Capital, Stichting GAIA and Stichting LTC are the beneficial owners of the following shares of Issuer’s Common Stock:

(i)	Stichting LTC is the beneficial owner of 225,637,589 shares of Issuer Common Stock representing approximately 77.5% of Issuer’s Common Stock consisting of:

(1)	29,828,246 shares of Issuer common stock;

(2)	42,619,718 shares of Issuer common stock issuable as a result of the conversion of $3,000,000 in principal of Issuer convertible debentures and interest;

(3)	1,500,000 shares of Issuer common stock issuable upon exercise of $2.00 Warrants;

(4)	9,889,625 shares of Issuer common stock issuable upon exercise of $2.40 Warrants;

(5)	34,100,000 shares of Issuer Common Stock issuable upon exercise of 1,705 shares of Series A Preferred Stock at an assumed conversion price of $0.05 per share;

(6)	17,050,000 shares of Issuer Common Stock issuable upon exercise of the 125% A Warrants with an assumed exercise price of $0.0625;

(7)	17,050,000 shares of Issuer Common Stock issuable upon exercise of the 150% A Warrants with an assumed exercise price of $0.075;

(8)	36,800,000 shares of Issuer Common Stock issuable upon exercise of 1,840 shares of Series B Preferred Stock held by Arch Hill Capital Stock at an assumed conversion price of $0.05 per share;

(9)	18,400,000 shares of Issuer Common Stock issuable upon exercise of the 125% B Warrants with an assumed exercise price of $0.0625; and

(19)	18,400,000 shares of Issuer Common Stock issuable upon exercise of the 150% B Warrants with an assumed exercise price of $0.075.

(1) – (11) are together referred to as the “Stichting LTC Shares”.

(ii)	Stichting GAIA is the beneficial owner of 6,591,411 shares of Issuer Common Stock representing approximately 6.9% of Issuer’s Common Stock consisting of:

(1)	5,981,036 shares of Issuer Common Stock.

(2)	610,375 shares of Issuer Common Stock issuable upon exercise of $2.40 warrants.

(1) – (2) are together referred to as the “Stichting GAIA Shares.”

(iii)	After the Amendment, Arch Hill Capital is the beneficial owner of 232,229,000 shares of Issuer Common Stock representing approximately 79.6% of Issuer’s Common Stock, consisting of the Stichting LTC Shares and the Stichting GAIA Shares.

(b)	(i)	The Stichting GAIA Shares are owned directly by Stichting GAIA, with Stichting GAIA having the power to vote and dispose of the Stichting GAIA Shares. Arch Hill Capital controls Stichting GAIA and also has the power to vote and dispose of the Stichting GAIA Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting GAIA Shares.

	(ii)	The Stichting LTC Shares are owned directly by Stichting LTC, with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting LTC Shares.

(c)	As described in Item 3, Item 4 and Item 6, on May 11, 2005, the Issuer and Stichting LTC entered into an agreement amending the terms of the Series B Units held by Stichting GAIA as described herein. The Amendment resulted in an increase in the number of shares of Issuer securities beneficially held by Stichting LTC and Arch Hill Capital. In addition, since the Issuer has no Series A or Series B Preferred Stock currently authorized, pursuant to the Amendment Agreement, on May 11, 2005, Stichting LTC exchanged the right to receive Series A and Series B Preferred Stock into Issuer Convertible Promissory Notes having the same terms as the Series A and Series B Preferred Stock, respectively. For a further description of the transaction see Items 3, 4 and 6.

On December 8, 2004, $3,000,000 of Issuer convertible debentures and accrued and unpaid interest were converted by Stichting LTC into 42,619,718 shares of Issuer Common Stock. Stichting LTC is entitled to acquire from the Issuer pursuant to a Notice of Conversion dated December 8, 2004 40,000,000 fully paid and nonassessable shares of Issuer Common Stock pursuant to the conversion of $3,000,000 principal amount of debentures, and 2,619,178 shares of Common Stock in payment of $196,438.36 of accrued and unpaid interest on the convertible debentures, for a total of 42,619,178 shares of Issuer Common Stock. Certificates for the shares must be delivered by the Issuer no later than ten days of an increase in the authorized number of shares of Issuer Common Stock subsequent to the conversion date, provided stock Certificates are delivered no later than June 1, 2005.

Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d)	and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby Amended and Supplemented to add the following:

(i)	As described in Items 3, 4 and 5 above, on May 11, 2005, the Issuer and Stichting GAIA entered into an agreement amending the terms of the Series B Units held by Stichting GAIA as described herein. After the Amendment the terms of the B Units are as follows:

Each B Unit consists of one share of Series B Convertible Preferred Stock of the Company (the “Series B Preferred Stock”) and two warrants for each share of common stock issuable upon conversion of the Series B Preferred Stock, each warrant to purchase one-half share of common stock of the Company.

The purchase price per share of Series B Preferred Stock will be $1,000. The Series B Preferred Stock shall be convertible at the election of the holder thereof, at any time commencing from and after their date of issuance and for a period of three years thereafter at a price equal to 80% of the average closing price of Company common stock on the OTC-BB for the 20 trading days immediately preceding the day upon which the Company receives a conversion notice from the preferred stockholder. The shares of Series B Preferred Stock shall be entitled to receive an 8% annual dividend payable in shares of common stock of the Company.

The warrants included in the B Units will be exercisable for shares of Company common stock at any time beginning on the date of conversion of the Series B Preferred Stock and ending on the fourth anniversary of their issuance. The per share exercise prices of the warrants will be 125% and 150%, respectively, of the conversion price of a share of Company Series B Preferred Stock. The warrants will be subject to adjustment for anti-dilution purposes.

(ii)	As described in Item 5, on May 11, 2005, Stichting LTC exchanged the right to receive Series A and Series B Preferred Stock into Issuer Convertible Promissory Notes having the same terms as the Series A and Series B Preferred Stock, respectively.

(iii)	As described in Item 5, on December 8, 2004, $3,000,000 of April 2004 debentures and accrued and unpaid interest were converted by Stichting LTC into 42,619,718 shares of Issuer Common Stock. Stichting LTC is entitled to acquire from the Issuer pursuant to a Notice of Conversion dated December 8, 2004 40,000,000 fully paid and nonassessable shares of Issuer Common Stock pursuant to the conversion of $3,000,000 principal amount of debentures, and 2,619,178 shares of Common Stock in payment of $196,438.36 of accrued and unpaid interest on the debentures, for a total of 42,619,178 shares of Issuer Common Stock. Certificates for the shares must be delivered by the Issuer no later than ten days of an increase in the authorized number of shares of Issuer Common Stock subsequent to the conversion date, provided stock Certificates are delivered no later than June 1, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2005	ARCH HILL CAPITAL N.V.

	By:	/s/ H. H. VAN ANDEL
H. H. van Andel
Authorized Signatory

Dated: May 11, 2005	STICHTING GEMEENSCHAPPELIJK BEZIT LTC

	By:	/s/ H. H. VAN ANDEL
H. H. van Andel
Authorized Signatory

INDEX TO EXHIBITS

Exhibit 24 -	Series B Amendment Agreement, dated as of May 11, 2005.

Exhibit 25 -	Amendment No. 1 to Subscription Agreement [A Units], dated as of May 11, 2005.